EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)
The price reported in Column 4 is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $31.400 to $32.000, inclusive.  The reporting person undertakes to provide to the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote (1).

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
(3)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
(5)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.